Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 11 July 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 04 July 2007

Press release: Hypo Real Estate Bank International AG: Successful completion of financing for Beacon Partners Capital

Dlw 7/16

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)

| | |
|---|---|
| | ("Beacon") for the acquisition and redevelopment of Axa Tower (CB31 Tower) in Paris La Défense |
| (2) 11 July 2007 | Ad hoc announcement: Hypo Real Estate Group: Q2 2007 results above expectations – full year forecast upgraded |

**Press release**

**Hypo Real Estate Bank International AG: Successful completion of *financing for Beacon Partners Capital ("Beacon") for the acquisition* and redevelopment of Axa Tower (CB31 Tower) in Paris La Défense**

**Munich/Paris/London 4 July 2007:** Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces that it has provided a comprehensive financing facility (including guarantees and hedging) to Beacon Partners Capital to acquire and re-develop the AXA Tower (CB31 Tower) in Paris La Defense. The Transaction completed on 19th June 2007.

The highly structured financing allows Beacon to enter into a 50/50 joint venture agreement with AXA to jointly re-develop the building. Beacon will take full ownership at completion, expected in late 2010.

The AXA Tower, built between 1970 and 1974, will be significantly re-developed into a 218 meter high 50 floor Class A office tower comprising 80.720 m² useable space, including offices, storage, staff restaurant and technical rooms. It will also provide 122 internal car spaces, 5 external VIP car spaces and 509 car spaces in public parking belonging to EPAD. The Tower will become a landmark property in La Défense, the largest business district in Europe.

**Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said:** "The completion of this transaction highlights our commitment to highly structured property finance deals and to the French market – both investment and development financing. It also illustrates our strategy to provide swift and reliable execution in value added transactions and support the development of high profile clients such as Beacon and AXA".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

**Press contact:**
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

**Notes to editors:**

**Hypo Real Estate Group**
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **Asset Finance House**. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

**Q2 2007 results above expectations – full year forecast raised**

The Hypo Real Estate Group has continued its successful development in Q2 2007 and, based on initial estimates, will report net income before taxes for the Group of approx. EUR 183 million for this period. This good result is mainly due to the exceptionally high new business of EUR 10 billion in the second quarter, which is reflected in considerably higher net commission income.

In view of this positive development, the Management Board has raised its forecast for the whole of the year 2007. Consolidated net income before taxes is now expected to rise to more than EUR 710 million (previous forecast: more than EUR 680 million).

END